StreetPrint
INTEGRATED PAVING CONCEPTS INC.
102 – 17957 55th Avenue, Surrey, BC Canada V3S 6C4
Telephone: (604) 574-7510 • Fax: (604) 574-7520 • Internet: www.streetprint.com
LAURA WILLIAMS, ASSISTANT CONTROLLER
Direct Telephone Extension: 249 • Email: laura.williams@streetprint.com

04036177

August 3, 2004

RECEIVED
2004 AUG 11 A 10: 50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Judiciary Plaza
Washington DC 20549
USA

SUPPL

Dear Sirs;

Re: Integrated Paving Concepts Inc. (the "Company")
Filing Under Rule 12g3-2(b) of Securities Exchange Act of 1934
Your File No.: 82-3956

We enclose, for filing, a copy of the Company's News Release dated August 3, 2004.

Yours very truly,

PROCESSED
AUG 11 2004
THOMSON FINANCIAL

Laura Williams
Assistant Controller

llw
Enclosure

dlw 8/11

StreetPrint **INTEGRATED PAVING CONCEPTS INC.**

NEWS RELEASE

2004 Second Quarter Financial Results

Surrey, British Columbia, Canada, August 3, 2004 – Integrated Paving Concepts Inc. [TSX: IPA] releases today, unaudited summary financial results for the three and six months ending June 30, 2004.

Summary Financial Information (Unaudited)

		Three Months Ended June 30		Six Months Ended June 30	
		2004	2003	2004	2003
Revenue	$	4,243,912	4,399,591	6,234,984	5,766,067
Gross Profit		2,544,427	2,323,733	3,514,559	2,963,380
Earnings before depreciation, interest and income taxes		804,226	409,097	222,546	(620,016)
Net earnings (loss)	$	436,207	159,832	19,733	(496,870)
Earnings (loss) per share – basic	$	0.07	0.03	0.00	(0.07)
Earnings (loss) per share – diluted	$	0.06	0.03	0.00	(0.07)

The Company's earnings before interest, depreciation and income taxes for the three months ended June 30, 2004 increased by $395,000 or 97% over the same 2003 period. For the six months ended June 30, 2004, earnings before interest, depreciation and income taxes increased $843,000. Total revenues for the second quarter decreased by 3.5% over the second quarter of 2003. Total revenues for the six months ended June 30, 2004 increased 8% over the same 2003 period.

Revenue (in thousands)
For the three months ended June 30,

	North America			Europe			Other International		
	2004	**2003**	**% change**	**2004**	**2003**	**% change**	**2004**	**2003**	**% change**
Applied Products	2,672	2,378	12%	386	509	(24%)	200	181	10%
Equipment & Tooling	595	1,046	(43%)	163	184	(11%)	159	45	253%
Other	48	39	23%	9	1	800%	12	17	(29%)
Total	3,315	3,463	(4%)	558	694	(20%)	371	243	53%

Revenue (in thousands)
For the six months ended June 30,

	North America			Europe			Other International		
	2004	**2003**	**% change**	**2004**	**2003**	**% change**	**2004**	**2003**	**% change**
Applied Products	3,414	2,849	20%	647	775	(17%)	491	345	42%
Equipment & Tooling	974	1,338	(27%)	280	283	(1%)	282	78	262%
Other	111	80	39%	17	1	1600%	19	17	12%
Total	4,499	4,267	5%	944	1059	(11%)	792	440	80%

"We are pleased that our financial results are now reflecting the progress we are making on our strategic initiatives. Improvements to our products and investments in demand creation through the Engineering Services Centre are having a positive impact." said Clark Quintin, President and Chief Executive Officer. "The growth in Applied Products revenue is a sign of early market acceptance of DuraTherm, launched in North America this year. Our strategy of demonstration installations has been effective in exposing over 1000 potential users to the benefits of the product and is building future demand."

At June 30, 2004, the Company's financial position remains strong with $3.5 million (June 30, 2003 - $3.2 million) in working capital and $1,296,000 (June 30, 2003 - $452,000) in cash and cash equivalents

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About Integrated Paving Concepts

Integrated Paving Concepts Inc., founded in 1992 and based in BC, Canada, provides innovative decorative paving processes and products. The Company has two basic product lines, StreetPrint Pavement Texturing™ (StreetPrint) and StreetPrint DuraTherm™ (DuraTherm), and all revenue is derived from the sales of Applied Products and Equipment & Tooling related to these product lines. The Company's products are marketed through its Licensed Applicator network throughout North America, and Master Licensees in countries throughout the world. The Company is committed to continued product and market development for decorative asphalt applications.

The shares of Integrated Paving Concepts Inc. trade under the symbol IPA on the Toronto Stock Exchange. Information regarding this news release, Integrated Paving Concepts Inc., or its products can be obtained by calling Janice Stasiuk, Chief Financial Officer & Corporate Secretary at (604) 574-7510 ext.227 or email: janice.stasiuk@streetprint.com.

Integrated Paving Concepts Inc.
Janice Stasiuk, Chief Financial Officer & Corporate Secretary